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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70041

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OptimX Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Franklin Street, Suite 4
_____(No. and Street)_____

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Barnett	917-608-8969	dbarnett@optimx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
_____(Name – if individual, state last, first, and middle name)_____

2700 Ygnacio Valley Rd,, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(▮)(ii), if applicable.

Persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Barnett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OptimX Securities LLC _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Cheif Executive Officer



Notary Public



AMANDA K. LEO
Notary Public, State of Connecticut
My Commission Expires June 30, 2027

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPTIMX SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2024

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OptimX Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OptimX Securities, LLC as of December 31, 2024, the related statements of operations, changes in members equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of OptimX Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of OptimX Securities, LLC's management. Our responsibility is to express an opinion on OptimX Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OptimX Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I and Schedule II have been subjected to audit procedures performed in conjunction with the audit of OptimX Securities, LLC's financial statements. The supplemental information is the responsibility of OptimX Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I and Schedule II are fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as OptimX Securities, LLC's auditor since 2024.
Walnut Creek, California
March 26, 2025

ASSETS

CURRENT ASSETS
    Cash $ 54,002
    Prepaid expenses   3,238

    TOTAL ASSETS $ 57,240

CURRENT ASSETS		
Cash	$	54,002
Prepaid expenses		3,238
TOTAL ASSETS	$	57,240

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	15,718
Accrued liabilities		1,295
TOTAL LIABILITIES	$	17,013
MEMBER'S EQUITY		40,227
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	57,240

The accompanying notes are an integral part of these financial statements.

REVENUES		
Reimbursed expense income	$	25,412
Interest income		6
TOTAL REVENUES		25,418
EXPENSES		
Legal and professional		24,943
Reglatory fees and expenses		14,677
Office / Other expenses		10,849
TOTAL EXPENSES		50,469
NET LOSS	$	(25,051)

The accompanying notes are an integral part of these financial statements.

Balance, December 31, 2023	$	61,644
Net loss		(25,051)
Contributions from member		60,687
Non-cash distribution to prior member		(27,331)
Distributions to prior member		(29,722)
Balance, December 31, 2024	$	40,227

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(25,051)
Adjustments to reconcile net loss to net cash used in operations:		
Changes in operating assets and liabilities		
Unbilled revenue		4,991
Prepaid fees		(1,259)
Accounts payable and accrued liabilities		13,490
Net cash used in Operating Activities		(7,829)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		60,687
Distributions		(57,053)
Net cash provided by financing activities		3,634
Net Cash decrease for the period		(4,195)
Cash at beginning of period		58,197
Cash at end of year	$	54,002

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes. There was a non-cash distribution on $27,331 in December 2024.

The accompanying notes are an integral part of these financial statements.

NOTE A   <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

<u>Nature of Business</u> - SurfTrade, LLC (Company), a Nevada limited liability company, was formed in December 2016. The Company was owned by SurfTrade International Corporation. On November 7, 2024 , SurfTrade International Corporation was purchased by OptimX Markets Inc. and the Company changed its name to OptimX Securities LLC. The Company was approved on March 3, 2020 as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to the paragraph (k)(2)(ii) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities as an introducing broker or dealer and will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. As the Company has not conducted business it does not currently maintain a clearing broker/dealer.

The Company is a non-exchange member effecting transactions in listed securities through exchange member.

<u>Basis of Presentation</u>
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Segment Reporting</u>
The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

<u>Income Taxes</u>
The Company is a flow through entity and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provide for the Company.

<u>Cash</u>
Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon commencement of revenue-generating activities, the Company intends to enter into contracts with customers related to their approved business activities. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606. The Company had no customers in 2024 and accordingly no customer revenue was recognized during the year ended December 31, 2024.

The Company incurred certain expenses to maintain operations while the prior owner engaged in the sale of the Broker Dealer. These expenses were reimbursed by OptimX Markets Inc. These reimbursed expenses are recorded on a gross basis as revenue as the Company is considered a principal in this arrangement. The related costs are recorded as expenses. The Company evaluated principal versus agent considerations under ASC 606 and concluded that it acts as the principal in these arrangements as it has the primary responsibility for incurring the costs before seeking reimbursement from OptimX Markets Inc.

The expense reimbursement was recorded at the time of the presentation of the vouchers by the individual being reimbursed.

Property Plant & Equipment

Property, Plant and Equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Assets costing more than $5,000 with a useful life of one year or more will be capitalized else, charged to the income statement in the year of purchase.

Note B   **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE C   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

NOTE D   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $36,989, which was $31,989 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .046 to 1.0.

NOTE E   **Related Party Transactions**

OptimX Markets Inc. has agreed to reimburse the Company for routine operating expenses. During 2024, OptimX Market Inc. reimbursed the Company for a total of $30,468 of expenses, of which $4,991 were recorded as unbilled revenue at December 31, 2023 and $25,477 related to 2024 expenses. See Note A.

The Company owed $12,251 to OptimX Markets Inc. at December 31, 2024. This amount is for expenses paid by the Parent for the Company's operations and this is recorded in the Accounts Payable of the Statement of Financial Condition.

NOTE F   **Recent Accounting Pronouncements**

During the year ended December 31, 2024 and through the date of issuance, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

NOTE G   **Management Plan**

The Company did have a net loss, however, the Parent does have the intent and ability to fund the Company and the intent is to have clients within the next twelve months.

NOTE H   **Subsequent Events**

The Company has evaluated subsequent events through the date of the report from the Independent Registered Public Accounting Firm the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2024.

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	40,227
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		3,238
Net capital	$	36,989

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	17,013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,134
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	31,989
Ratio: Aggregate indebtedness to net capital		.046 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by OptimX Sec LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is exempt from the reserve requirements and the related computations for the determination thereof information relating to the possession or control requirement under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OptimX Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) OptimX Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which OptimX Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) OptimX Securities, LLC stated that OptimX Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. OptimX Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OptimX Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k):(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 26, 2025

OptimX Securities LLC

101 Franklin Street, Suite 4, Westport, CT 06880
310-907-6370

Exemption Report

OptimX Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

OptimX Securities LLC

I, David Barnett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



David Barnett, Chief Executive Officer

February 25, 2025